UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

89656D101
(CUSIP Number)

Andrew L. Sole
Esopus Creek Advisors LLC
1330 Avenue of the Americas, Suite 1800
New York, NY 10019
Tel: (212) 315-1340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.41%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,200
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 92,200
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71%
14	TYPE OF REPORTING PERSON IN

         This Amendment to Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A, the 366,229 shares of Common Stock of the Issuer held by Esopus Creek Value Series Fund LP - Series L, and the 92,200 shares of Common Stock of the Issuer held by Andrew L. Sole.  This Statement amends the Schedule 13D initially filed by the Reporting Persons identified below on September 24, 2012, as amended on January 18, 2013, as amended on February 19, 2013, as amended on April 2, 2013, as amended on April 23, 2013, as amended on April 29, 2013, as amended on June 19, 2013, and as amended on July 8, 2013 (collectively, the "Schedule 13D").  This Amendment to the Schedule 13D is being filed to reflect that Ms. Lauren A. Krueger (“Ms. Kreuger”) is no longer affiliated with Esopus Advisors (as defined below) and has ceased to be a member of the Section 13(d) group and a Reporting Person for purposes of this Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value Series Fund LP - Series A,
•	Esopus Creek Value Series Fund LP - Series L,
•	Esopus Creek Advisors LLC (“Esopus Advisors”), and
•	Andrew L. Sole (“Mr. Sole”)

Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 5.71% of the outstanding shares of Common Stock.

Item 2. Identity and Background

(a)	NAME

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value Series Fund LP - Series A,
•	Esopus Creek Value Series Fund LP - Series L,
•	Esopus Creek Advisors LLC (“Esopus Advisors”), and
•	Andrew L. Sole (“Mr. Sole”)

(b)	RESIDENCE OR BUSINESS ADDRESS

          The principal business address for each of the Reporting Persons is 1330 Avenue of the Americas, Suite 1800, New York, NY 10019.

(c)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

          Esopus Creek Value Series Fund LP - Series A and Esopus Creek Value Series Fund LP - Series L (the “Esopus Funds”) are series of a private investment fund that invests on behalf of institutions and high net worth individuals.

          The principal business of Esopus Advisors is to serve as the general partner of the Esopus Funds.

          The principal business of Mr. Sole is to serve as a managing member of Esopus Advisors and as portfolio manager to the Esopus Funds and other affiliated entities. As of April 1, 2014, Ms. Krueger is no longer affiliated with Esopus Advisors and has ceased to be a member of the Section 13(d) group and a Reporting Person for purposes of this Schedule 13D. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(d), (e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

          During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f)	CITIZENSHIP

          Each of the Esopus Funds is a separate series of Esopus Creek Value Series Fund LP, a Delaware limited partnership.

          Esopus Advisors is a Delaware limited liability company.

          Mr. Sole is a citizen of the United States.

Item 5. Interest in Securities of the Issuer

          (a)   Esopus Creek Value Series Fund LP - Series A owns 682,731 shares of Common Stock, representing approximately 3.41% of the Issued and Outstanding Shares.

          Esopus Creek Value Series Fund LP - Series L owns 366,229 shares of Common Stock, representing approximately 1.83% of the Issued and Outstanding Shares.

          Esopus Advisors, as general partner of the Esopus Funds, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, representing approximately 5.24% of the outstanding shares of Common Stock.

          Mr. Sole, as a managing member of Esopus Advisors, may be deemed to beneficially own the 1,048,960 shares of Common Stock owned by the Esopus Funds, and an additional 92,200 shares of Common Stock that he personally owns, representing in the aggregate approximately 5.71% of the outstanding shares of Common Stock.

          Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 5.71% of the outstanding shares of Common Stock.

          (b) The Esopus Funds, Esopus Advisors and Mr. Sole share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 1,048,960 shares of Common Stock owned by the Esopus Funds. Mr. Sole has sole voting and dispositive power with respect to the 92,200 shares of Common Stock owned by him personally.

          (c) There were no transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days, as shown in Appendix I.

          (d); (e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 is updated by filing the following documents as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Appendix II: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the below certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2014

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC, as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC, as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

None.

APPENDIX II

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Trinity Place Holdings Inc. dated as of April 8, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: April 8, 2014

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC, as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC, as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole